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                                                             EXHIBIT (a)(1)(I)






FOR IMMEDIATE RELEASE


                    REXAM ANNOUNCES EXTENSION OF
              TENDER OFFER FOR AMERICAN NATIONAL CAN GROUP
                           TO JUNE 2, 2000

            London, England (May 5, 2000)--Rexam PLC announced today that its tender offer for all outstanding shares of common stock of American National Can Group has been extended until 5:00 p.m., New York City time, on June 2, 2000, unless further extended in accordance with the terms of the tender offer.

            The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, May 5, 2000.

            The tender offer is conditioned on, among other things, (a) the tender of a majority of the fully diluted shares of common stock of American National Can; (b) the approval of the tender offer and related transactions by Rexam's shareholders; (c) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired; and (d) the satisfaction of conditions relating to European Community merger control regulations.

            The meeting at which Rexam's shareholders will vote on the tender offer and related transactions will take place on May 17, 2000.

            The EC merger control authorities will not give their view of the proposed merger until after June 2, 2000, the extended expiration date for the tender offer. Accordingly, Rexam expects that the tender offer expiration date will have to be extended again until the EC merger control condition is either satisfied or waived by Rexam.

            The necessary EC Commission filings are expected to be made this month.

            The depositary for the offer, Citibank, N.A., has advised Rexam that approximately 36,270,862 million shares, or approximately 61.4% of the shares on a fully diluted basis, had been tendered and not withdrawn as of the close of business on Thursday, May 4, 2000.

                                      # # #

Contact: Per Erlandsson, Rexam's Director of Corporate Communication, at 44 (0) 20-7227-4140.